OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

Clark Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
181457102
(CUSIP Number)
Craig D. Vermie
AEGON USA, Inc.
4333 Edgewood Road NE
Cedar Rapids, Iowa 52499
(319) 355-8511
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 11, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	181457102	Page	2	of	7

1	NAMES OF REPORTING PERSONS: AEGON, N.V.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

The Netherlands

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,747,983*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

2,286,994

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,747,983*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

21.18%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

HC
* Beneficial ownership of 1,460,989 of the 3,747,983 shares of common stock referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Tender and Voting Agreement described in Items 4 and 5 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any filer hereunder that it is the beneficial owner of any of such shares of common stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
** The calculation of the foregoing percentage is based on the number of shares of Clark Inc. common stock outstanding as of September 30, 2006 as set forth in the Merger Agreement (as defined below).

CUSIP No.	181457102	Page	3	of	7

1	NAMES OF REPORTING PERSONS: AEGON USA, Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Iowa

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,747,983*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

2,286,994

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,747,983*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

21.18%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

HC
* Beneficial ownership of 1,460,989 of the 3,747,983 shares of common stock referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Tender and Voting Agreement described in Items 4 and 5 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any filer hereunder that it is the beneficial owner of any of such shares of common stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
** The calculation of the foregoing percentage is based on the number of shares of Clark Inc. common stock outstanding as of September 30, 2006 as set forth in the Merger Agreement (as defined below).

CUSIP No.	181457102	Page	4	of	7

1	NAMES OF REPORTING PERSONS: AUSA HOLDING COMPANY

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Maryland

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,747,983*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

2,286,994

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,747,983*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

21.18%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

HC
* Beneficial ownership of 1,460,989 of the 3,747,983 shares of common stock referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Tender and Voting Agreement described in Items 4 and 5 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any filer hereunder that it is the beneficial owner of any of such shares of common stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
** The calculation of the foregoing percentage is based on the number of shares of Clark Inc. common stock outstanding as of September 30, 2006 as set forth in the Merger Agreement (as defined below).

INTRODUCTORY STATEMENT
This Amendment No. 2 to Schedule 13D amends and supplements the Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on November 3, 2006 (“Amendment No. 1”) by AEGON, N.V., AEGON USA, Inc. and AUSA HOLDING COMPANY (“AUSA”).
This Amendment No. 2 is being filed to report that on December 11, 2006, Clark, Inc. (the “Company”), AUSA and AUSA Merger Sub, Inc., a wholly-owned subsidiary of AUSA (the “Purchaser”), have entered into Amendment No. 1 to the Agreement and Plan of Merger. This Amendment No. 2 also reflects the transfer of title to the shares from AEGON USA, Inc. to AUSA HOLDING COMPANY.
Other than as set forth herein, there has been no material change in the information set forth in Items 1 through 7 of the Schedule 13D, as amended. Terms not otherwise defined herein shall have the meaning set forth in Amendment No. 1.
Item 4. PURPOSE OF TRANSACTION
On December 11, 2006, AUSA, the Purchaser and the Company entered into Amendment No. 1 to the Agreement and Plan of Merger dated as of November 1, 2006 (the “Amendment”).
The Amendment is intended to accurately reflect the parties understanding that if required by law, the Merger must be approved by a majority of the outstanding Shares. Prior to the Amendment, the Merger Agreement provided that one of the conditions to consummate the Offer is that there be validly tendered and not withdrawn by the expiration of the Offer: (i) that number of Shares which, together with Shares already beneficially owned by AUSA or Purchaser, would constitute at least a majority of the outstanding Shares (on a fully diluted basis) (the “Stockholder Approval”) and (ii) a majority of outstanding Shares owned by Disinterested Stockholders, defined as persons other than AUSA, Tom Wamberg, Robert Long, James Bean, Thomas Pyra, any other director of the Company, and any member of the management group proposing to buy the MBO Businesses, and their respective affiliates (the “Disinterested Stockholder Approval”). This “dual” minimum condition was inadvertently applied as a closing condition to the Merger as well as to the Offer.
The Amendment corrects a reference in Section 6.01(a) of the Merger Agreement, which sets forth the conditions of the Merger, to be a reference to Stockholder Approval rather than to Disinterested Stockholder Approval. The Amendment also corrects a reference in Section 7.03 of the Merger Agreement to be a reference to Stockholder Approval rather than Disinterested Stockholder Approval.
The Amendment also amends the definition of “Disinterested Stockholders” to include all beneficial owners of Company Common Stock other than AUSA, Purchaser, Tom Wamberg, Robert Long, James Bean, James Benson, Thomas Pyra, any other director of the Company, Kenneth Kies and any other member of the management group proposing to buy the MBO Businesses, any executive officer or division president of the Company or any subsidiary thereof, and their respective affiliates.

References to, and descriptions of, the Amendment in this Item 4 are qualified in their entirety by this reference to the Amendment, which is filed as an exhibit to this Schedule 13D and which is incorporated by reference in this Item 4 in its entirety where such references and descriptions appear.
Item 7. MATERIAL TO BE FILED AS EXHIBITS
The following is filed as an exhibit hereto:
1. Amendment No. 1 to Agreement and Plan of Merger Among AUSA Holding Company, AUSA Merger Sub, Inc. and Clark, Inc. effective as of November 1, 2006.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated December 11, 2006

AEGON, N.V.
By:	/s/ J.B.M. Streppel

Name:	J.B.M. Streppel

Title:	CFO, Member Executive Board

AEGON USA, Inc.
By:	/s/ James A. Beardsworth

Name:	James A. Beardsworth

Title:	Treasurer, SVP Corporate Development

AUSA Holding Company
By:	/s/ James A. Beardsworth

Name:	James A. Beardsworth

Title:	President

Exhibit 1
Amendment No. 1 to Agreement and Plan of Merger